

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2014

Via E-mail
Ray Ruiping Zhang
Chairman and Chief Executive Officer
eHi Car Services Limited
Unit 12/F, Building No. 5, Guosheng Center
388 Daduhe Road, Shanghai, 200062
People's Republic of China

> **Re: eHi Car Services Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted June 30, 2014**
> **CIK No. 0001517492**

Dear Mr. Zhang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please be advised that you are required to update the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A. to Form 20-F, as necessary.

4. Please include a currently dated consent of the independent registered public accounting firm upon publicly filing your registration statement.

Prospectus Summary, page 1

5. Please revise to eliminate qualitative marketing-type terminology that is not susceptible to objective measurement, such as "efficient fleet management," "innovative culture," "high-quality services," "a pioneer in utilizing mobile and Internet platforms," "best-known travel brands," "superior customer experience" and "visionary… management team," as such terms do not assist investors in understanding your business. Please also revise the Business section on page 103 accordingly.

Overview, page 1

6. We note the first sentence highlights your industry position. Please balance that disclosure in the introductory paragraph by also indicating your actual percentage of market share by revenue, or by indicating that the top 3 players in the industry, including yourself, account in the aggregate for 10.7% of the market share by revenues, as you disclose later in the summary.

7. In the second paragraph, please remove the reference to being able to differentiate yourself from your competitors unless you are able to substantiate to us these claims.

8. Please refer to the last paragraph. We note your disclosure that your "business has grown substantially in recent years" and that between 2012 and 2013 your total net revenues experienced a "growth rate of 25.8%." Please revise to include balancing language that there is no guarantee your business will grow at comparable rates in the future.

Our industry, page 2

9. We note your disclosure regarding past and projected growth rates related to the car rental and car services markets in China. To the extent industry statistics are disclosed which include past growth rates or projections as to future growth rates, please revise to include appropriate balancing language that there is no guarantee that comparable growth rates or projected future growth rates will be achieved.

Our competitive strengths, page 3

10. We note your disclosure that your management team has "strong shareholder endorsement." Please provide us with objective substantiation for this statement and clarify what you mean by that statement or, alternatively, delete.

Our corporate history and structure, page 4

11. Please consider adding an ownership structure chart with graphics and narrative disclosure to illustrate the company's ownership structure upon consummation of the offering. The chart should illustrate the company's post-offering ownership structure including the relative ownership of your ADSs/common stock and the associated voting rights between existing shareholders and public shareholders.

12. We note your disclosure in the first full risk factor on page 47 that, after the offering, your executive officers, directors, principal shareholders and their affiliates will be able to exert substantial influence over matters requiring shareholder approval. Please revise this section to disclose such shareholders' post-offering control of the company. Please discuss such shareholders' percentage ownership post-offering and any governance arrangements, such as any investors' rights agreement, in sufficient detail so that investors can clearly understand the corporate governance and control of the company going forward.

Risk Factors, page 15

Our failure to raise sufficient capital to fund and expand our operations, page 18

13. Please revise to quantify, to the extent known, the amount of additional capital needed to implement your expansion strategy.

Failure in obtaining all of the requisite permits, page 33

14. Please refer to the fifth paragraph. We note that Mr. Zhang has agreed to indemnify the company for any penalties imposed on the company for its failure to obtain all the licenses, permits, registrations and certificates necessary for the company to conduct its business. Please advise, with a view towards revised disclosure, any limitations upon this indemnification obligation. For example, please advise whether the indemnification obligation is limited with respect to time, monetary caps, etc.

15. Please also file the 2010 Share Purchase agreement referred to in this risk factor or advise.

16. Please revise to quantify, to the extent known or practicable, the potential penalties that the company could face due to its failure to have obtained or fully complied with the regulatory requirements discussed in this risk factor.

We may be subject to additional tax payments, page 38

17. Please define the term "VAT" prior to its first use.

We and our investors might face uncertainty with respect to indirect transfers, page 40

18. Please advise, with a view towards revised disclosure, whether you have any updates regarding the application of Circular 698 to your non-PRC investors. To the extent known, please revise to clarify whether or not investors will be subject to taxation under Circular 698 or advise. In this regard, we note that the last sentence of this risk factor is vague regarding the potential tax consequences to such investors.

Our current employment practices may be restricted under the Labor Contract Law, page 44

19. We note that it appears that the Labor Contract Law has been in effect for a number of years. Please advise, with a view towards revised disclosure, if your current employment policies and practices comply with the Labor Contract Law and its implementing rules. To the extent of any material non-compliance, please identify and discuss so investors can appreciate the disclosed risk.

Our corporate actions are substantially controlled by our executive officers, page 47

20. We note that pursuant to an investors' rights agreement your principal shareholders have the right to nominate all of your directors. Please revise this risk factor to disclose this fact and discuss any associated risks in greater detail.

Business, page 103

21. Please revise to eliminate qualitative marketing-type terminology that is not susceptible to objective measurement, such as "superior user experience," "extensive industry experience" and "seasoned management team," as such terms do not assist investors in understanding your business.

Visionary and experienced management team, with strong shareholder endorsement, page 107

22. Please delete the last two sentences. Marketing language that cannot be objectively substantiated should be removed. Please also revise the section heading as applicable.

Our nationwide service network, page 110

23. Please make the chart included on page 111 large enough to be legible.

Strategic cooperation, page 114

Enterprise, page 114

24. Please file a copy of the global affiliation agreement with Enterprise China as a material contract. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. In this regard, please also file as material contracts any other agreements with Crawford.

Ctrip, page 115

25. Please advise, with a view towards the filing of any agreement, whether this partnership arrangement is memorialized in any written agreement.

Management, page 136

Directors and executive officers, page 136

26. It appears that a number of your directors have certain affiliations with certain of your major shareholders. Please revise this section to discuss any arrangements or understandings with major shareholders pursuant to which any director was selected as a director. Refer to Item 6.A.5 of Form 20-F. In this regard, we note your disclosure in the "Terms of directors and executive officers" section on page 141. To the extent any director has been selected pursuant to such arrangements or understandings, please revise to clearly disclose such fact.

Compensation of directors and executive officers, page 142

27. Please advise, with a view towards revised disclosure, whether you have disclosed or are required to disclose in the Cayman Islands or elsewhere (e.g. the PRC) the compensation of your executive officers and directors on an individual basis for your most recently completed fiscal year. Refer to Item 6.B.1 of Form 20-F.

Principal [and Selling] Shareholders, page 145

28. Please confirm that none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

29. We note that different Qiming, GS and Ignition entities will own shares of your common stock. Please revise the selling shareholder section of the table to list each entity individually or, alternatively, revise footnotes 12, 13, and 14 to disclose how many shares each entity will be offering.

30. Refer to footnote 5. We note that Merrs. Kuang, Rieschel, Gan and Headley have disclaimed beneficial ownership of the shares owned by Qiming Group "except to the extent of their pecuniary interests therein." Please note that for the purposes of Exchange Rule 13d-3(a) beneficial ownership is not determined based on pecuniary interest. Please revise footnote 5. Please also revise footnotes 6, 7, 11, 12, 13 and 14 accordingly.

31. Refer to footnote 9. Please revise to identify the natural or legal person or persons who control the shares held by Ctrip Investment Holdings Ltd. Refer to Item 7.A.3 of Form 20-F.

Related Party Transactions, page 149

32. Please confirm that all agreements with major shareholders have been filed as material contracts. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. In this regard, we note that you have not filed the global affiliation agreement with Enterprise China, warrants issued to Crawford, or options issued to other major shareholders. Please advise.

Other agreements with shareholders, page 152

33. Please revise this section throughout, to the extent applicable, to clarify where these agreements are memorialized. To the extent all of these agreements are contained in the investors' rights agreement, please revise to clarify such fact or, alternatively, identify the governing agreement.

Information and Inspection Rights, page 153

34. Please expand the disclosure regarding any ongoing information and inspection agreements that will be in place post-offering to clarify what information is covered and whether these entities will have access to additional information than other shareholders will or if they will have access to information before other shareholders. We may have further comment upon reviewing your response. Please advise as to which agreements cover this and file any agreements.

Description of Share Capital, page 157

35. Please revise the second paragraph to clarify that, in connection with this offering, your issued and outstanding Class A, Series A, Series B, Series C, Series D and Series E preferred shares will be automatically converted into common shares and that, upon completion of this offering, no preferred shares will be issued and outstanding.

Taxation, page 183

36. We note you are going to file Exhibits 8.1, 8.2 and 8.3 related to tax matters. If you intend to use short form opinions, and the prospectus discussion will serve as the opinions, as appears to be the case, please revise to remove the references to this section being a "summary." We may have further comment when we see the submitted exhibit opinions.

PRC taxation, page 183

37. A general description of PRC taxation does not satisfy the requirement to provide an opinion on the material PRC tax consequences. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. Please have counsel revise this section to address and express a conclusion for each material PRC tax consequence. Counsel should clearly identify each material PRC tax consequence being opined upon, set forth counsel's opinion as to each identified tax item, and set forth the basis for such opinion. Refer to Section III.C.1 of Staff Legal Bulletin No. 19. If there is a lack of authority directly addressing the PRC tax consequence, conflicting authority or significant doubt about the PRC tax consequence, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. If such opinions are given, counsel should explain why it cannot give a "will" opinion and should describe the degree of uncertainty in the opinion. Refer to Section III.C.4 of Staff Legal Bulletin No. 19. Please have counsel revise this section throughout accordingly.

38. Please have counsel delete the risk factor cross-references contained in the second, third and fourth paragraphs. Refer to Sections III.C.1 and III.C.4 of Staff Legal Bulletin No. 19 for guidance when counsel is unable to opine upon a material tax consequence or when opinions are subject to uncertainty.

Underwriting, page 190

39. We note the bracketed language indicating that there may be selling shareholders. If there are selling shareholders, please revise to indicate that the selling shareholders may be deemed underwriters.

Consolidated Statements of Comprehensive Loss, page F-5

40. We note your operations include revenues from car rental and car services and that you have presented separately net revenues from car rentals and services on the face of your consolidated statements of operations accordingly. Please be advised you are also required to state separately expenses applicable to rental income and costs of services to comply with US GAAP reporting requirements for public companies. Please revise accordingly.

Notes to the Financial Statements

41. Please revise your notes to the consolidated financial statements to include a footnote that describes your material related party transactions such as those beginning on page 149 including, but not limited to, the global affiliation agreement and transactions with Crawford and Ctrip. As part of your response to us and in your revised disclosure, please explain whether you will receive or pay any amounts to Enterprise China under the terms of the global affiliation agreement and discuss your accounting treatment for any referrals received or made under the terms of this agreement. We may have further comment upon reviewing your response.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

42. We note that you currently provide chauffeured car services primarily to your corporate clients and generally enter into long-term framework agreements with these corporate clients, pursuant to which your vehicles and chauffeur services are provided by different subsidiaries under separate contracts. In light of the materiality of the car service revenue, please tell us and revise your disclosure to indicate why vehicle operating expenses associated with this source of revenue have not been separately presented from car rental vehicle operating expenses in your consolidated statements of comprehensive

loss. If you do not separately identify costs associated with these services and related contracts, please tell us what basis management uses to establish pricing and profitability for these contracts. We may have further comment upon reviewing your response.

Segment Reporting, page F-16

43. We note from your segment disclosure your chief operating decision maker (CODM), the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the company as a whole and hence, the company has only one reportable segment. Your Business section and MD&A related discussions however, suggest that car services, a material source of revenue, has a fleet of 1,000 vehicles, separate from the fleet of 10,500 vehicles utilized for car rentals, and utilizes over 1,000 trained drivers whose salaries appear to be identifiable. Furthermore, it appears that the car services fleet includes a higher percentage of premium vehicle models, which based on the information on page 66, have significantly higher RevPAC rates and entirely different pricing structures than the rental fleet. In this regard, it appears the two types of services yield different operating margins and have different economic characteristics. Please explain to us how the CODM evaluates profitability of the car services fleet as compared to car rentals and how expenses are allocated to the respective contracts. Include the information provided to the CODM to evaluate profitability for car services relative to the car rental business. Assuming discrete financial information is available, please provide us with your analysis supporting your conclusion car services and car rental are economically similar for which aggregation is appropriate. We may have further comment upon reviewing your response.

9. Convertible Bonds, page F-25

10. Convertible Promissory Notes, page F-28

44. We note in connection with the second amendment the CB was accounted for as a capital transaction as all of the CB holders were also existing preferred shareholders and you recognized a deemed contribution of RMB 16,750,848. We also note when the company finalized its negotiations in October 2013 with respect to the CB, 2013 Notes and Preferred Shareholders you recognized a deemed distribution to the CB holders of RMB 21,124,835 and to the 2013 Note holders of RMB 23,038,805 as a result of the conversion clause. Please tell us how such amounts were calculated and provide us with your computation as it is unclear from the information provided in your disclosures.

11. Convertible Redeemable Preferred Shares, page F-30

    45. Please revise the Redemption paragraph to indicate the specified percentage that holders of Class A, Series A, B, C, D and E Shares need to meet in order for the Company to redeem all of the respective outstanding Preferred Shares in that class or series.

Exhibit Index, page II-8

    46. Please refile complete copies of Exhibits 4.5, 4.6 and 4.7. In this regard, we note that you have not filed all referenced schedules or exhibits.

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

               Sincerely,

               /s/ Susan Block

               Susan Block
               Attorney-Advisor

cc: Via E-mail
        Portia Ku
        O'Melveny & Myers LLP